Gold X2 Drilling Intersects 173.0m of 0.89 g/t Au 100m Beneath the RPEEE Pit at QES

VANCOUVER, B.C., September 10, 2026: Gold X2 Mining Inc. (NYSE American: AUXX / TSXV: AUXX / FWB: DF80) ("Gold X2" or the "Company") is pleased to announce the most recent assays from its ongoing resource expansion drilling program targeting the depth extensions of the QES Zone at the Moss Gold Project in Northwest Ontario, Canada (the "Moss Gold Project").

Michael Henrichsen, CEO of Gold X2 commented, "These results reinforce the potential to expand the open pit to depth and represent a meaningful opportunity to grow the current mineral resource at the Moss Gold Project. With 12 of the 21 planned holes in the QES resource expansion program now complete, we are continuing to define the scale and continuity of mineralization beneath the existing pit. Additional assay results are expected over the coming weeks as we advance this important resource expansion program."

Highlights

  The first two holes of a twenty-one hole campaign at QES Deeps, drilled approximately 75 to 100 meters below the current RPEEE pit shell, have intersected wider than modelled mineralized core shear zones, suggesting potential for further deposit expansion at depth. These intercepts, including approximately 20m of internal waste, are:
  227.2m of 0.73 g/t Au from 637.8m in MQD-26-465
  271.6m of 0.73 g/t Au from 630.4m in MQD-26-474
  The above broad bulk tonnage zones include higher-grade intercepts:
  157.75m of 0.90 g/t Au from 707.25m in MQD-26-465, including
    42.0m of 1.43 g/t Au from 744.0m, including
      11.95m of 2.65 g/t Au from 790.05m
  33.5m of 0.87 g/t Au from 630.4m in MQD-26-474, including
    22m of 1.08 g/t Au from 631.0m
  173.0m of 0.89 g/t Au from 685.0m in MQD-26-474, including
    16.0m of 1.05 g/t Au from 696.0m
    8.0m of 4.86 g/t Au from 721.0m
    52.0m of 1.05 g/t Au from 767.0m

  The current QES Drill Program is designed to both extend mineralization to depth and increase drill density beneath the existing RPEEE pit shell, with the objective of supporting a potential expansion of the open pit to depth. The additional drilling is intended to reduce the current constraint imposed by limited drill data at depth and provide a more complete basis for evaluating the potentially economically extractable mineralization in this area.

Technical Overview

The results of the first two holes of a twenty-one-hole campaign drilled into QES Deeps is illustrated in the following figures and tables. Figure 1 shows the location map of the drill hole reported in this release. Figure 2 provides a cross-section through drill hole MQD-26-465, while Figure 3 shows the position of the hole on a long section. The results are summarized in Tables 1 to 2, which include significant intercepts (Table 1) and drill hole locations (Table 2).

Figure 1:  Shows the location of the drill holes in the QES Deeps campaign

Figure 2:  Shows a long section, highlighting the reported drill holes relative to the drill data and the RPEEE pit shell

Figure 3: Shows a section through drill hole MQD-26-474 with reported intersections relative to the current resource block model and RPEEE pit shell

Gold X2 continues its deposit-wide infill and resource expansion drill programs designed to upgrade in-pit Inferred resource blocks to Indicated and expand the overall Mineral Resource at the Moss Gold Project.

Twenty-one holes have been planned across the QES Zone targeting a depth of 75 to 100 meters below the current RPEEE pit shell to extend the depth of the known mineralized shears. The aim of this campaign is to ensure that the deeper sections of the Mineral Resource are informed solely by new drilling and that the scale of the RPEEE pit is fully defined by economic parameters and not restricted by limited drill data as is currently the case.

MQD-26-465 and MQD-26-474 were collared from the southern flank of the QES Zone and intersected mineralization between 75-100m below the RPEEE pit shell, which is within the parameters currently applied for the definition of Inferred Mineral Resources. Despite the deeper level of drilling in this campaign, they remain 180 meters above the deepest hole - MQD-25-326, which intersected 117m of 1.21 g/t Au (press release dated March 3, 2026) - suggesting the mineralized shears extend to a much greater depth.

Both holes largely encountered expected geological sequences beneath a thin veneer of glacial till overburden. The upper approximately 600 meters of core is dominated by the southern dacitic volcanic package intersected by various 1-3m wide, late-stage, mafic and intermediate dykes. Localized shearing is seen throughout the volcanic package associated with strong sericite-chlorite alteration and zones of gold mineralization, including 13.0m of 0.77 g/t Au from 273.0m in MQD-26-466.

The holes then intersected the expected sheared QES diorite and granodiorite complex, which continued until each hole was terminated. Mineralization is primarily hosted in sheared, sericite-silica-hematite altered granodiorite with more localized sericite-chlorite altered sections associated with increased shear intensity and strongly deformed cm-scale quartz-carbonate veins with 2-3% pyrite-chalcopyrite. These zones are associated with higher-grade shears, including 11.95m of 2.65 g/t Au from 790.05m in MQD-26-465 and 8.0m of 4.86 g/t Au from 721.0m in MQD-26-474.

Importantly, the core zone of shearing stretches over 170-180 meters true width. The calculated significant intercepts (Table 1) are part of the core shear zone, which when taken as a whole, returned 227.2m of 0.73 g/t Au from 637.8m in MQD-26-465 and 271.6m of 0.73 g/t Au from 630.4m in MQD-26-474.

Figure 4: Hole MQD-26-465: Strongly sheared granodiorite with intense sericite-silica-hematite with an intercept of 11.95m of 2.76 g/t Au from 790.05m, part of the greater interval of 157.75m of 0.9m from 707.25m.

Table 1: Significant intercepts

HOLE ID	FROM	TO	LENGTH (m)	TRUE WIDTH (m)	CUT GRADE (g/t Au)	UNCUT GRADE (g/t Au)
MQD-26-465	273.00	286.00	13.00	8.3	0.77	0.77
MQD-26-465	273.00	275.00	2.00	1.3	3.51	3.51
MQD-26-465	338.00	340.00	2.00	1.3	0.43	0.43
MQD-26-465	550.00	552.00	2.00	1.4	0.30	0.30
MQD-26-465	623.00	625.00	2.00	1.4	0.62	0.62
MQD-26-465	637.80	688.80	51.00	36.2	0.45	0.45
MQD-26-465	685.00	688.80	3.80	2.7	1.47	1.47
MQD-26-465	707.25	865.00	157.75	117.0	0.90	0.90
MQD-26-465	751.00	766.60	15.60	11.4	1.22	1.22
MQD-26-465	774.00	816.00	42.00	31.3	1.43	1.43
MQD-26-465	846.00	860.10	14.10	10.8	1.03	1.03
MQD-26-474	73.00	82.00	9.00	5.2	0.40	0.40
MQD-26-474	266.05	281.85	15.80	9.6	0.30	0.30
MQD-26-474	419.00	422.00	3.00	1.9	0.39	0.39
MQD-26-474	551.00	553.00	2.00	1.3	0.42	0.42
MQD-26-474	581.00	583.00	2.00	1.3	0.36	0.36
MQD-26-474	597.00	599.10	2.10	1.4	0.51	0.51
MQD-26-474	630.40	663.90	33.50	22.6	0.87	0.87
MQD-26-474	631.00	653.00	22.00	14.8	1.08	1.08
MQD-26-474	685.00	858.00	173.00	121.8	0.89	1.02
MQD-26-474	696.00	712.00	16.00	11.0	1.05	1.05
MQD-26-474	721.00	729.00	8.00	5.5	4.86	7.70
MQD-26-474	740.00	743.00	3.00	2.1	1.45	1.45
MQD-26-474	749.00	752.00	3.00	2.1	1.66	1.66
MQD-26-474	757.00	760.00	3.00	2.1	1.03	1.03
MQD-26-474	767.00	819.00	52.00	36.9	1.05	1.05
MQD-26-474	874.00	902.00	28.00	20.4	0.37	0.37

Intersections calculated above a 0.3 g/t Au cut off with a top cut of 30 g/t Au and a maximum internal waste interval of 10 metres. Shaded intervals are intersections calculated above a 1.0 g/t Au cut off. Intervals in bold are those with a grade thickness factor exceeding 20 gram x metres / tonne gold. True widths are approximate and assume a subvertical body.

Table 2: Drill Collars

HOLE	EAST	NORTH	RL	AZIMUTH	DIP	EOH
MQD-26-465	670,280	5,379,113	440	328.0	-56.1	930.60
MQD-26-474	670,326	5,379,168	440	330.2	-57.3	945.30

Analytical and QA/QC Procedures

All drill core is NQ diameter drill core has been visually validated in the core shack, rotated, and reconnected. Structural orientation data was captured by acoustical and optical televiewer operated by DGI Geosciences. All core has been sawed in half cut just off a geologist established cutline aligned 90° from the apex of the foliation, with the right half (looking down hole) of the core bagged and sent a third-party analytical laboratory. The left half of the core was returned to core boxes and is stored at Gold X2's Kashabowie core yard facility.

All samples were sent to ALS Geochemistry in Thunder Bay for sample preparation.  Samples were analysed for gold via PhotonAssayTM ("Au-PA02") in Thunder Bay and 48 pathfinder elements via ICP-MS after four-acid digestion ("ME-MS61") in Vancouver. ALS is accredited by the Standards Council of Canada (SCC) for the Accreditation of Mineral Analysis Testing Laboratories and CAN-P-4E ISO/IEC 17025.

In addition to ALS quality assurance / quality control ("QA/QC") protocols, Gold X2 has implemented a quality control program for all samples collected through the drilling program.  The quality control program was designed by a qualified and independent third party, with a focus on the quality of analytical results for gold. Analytical results are received, imported to our secure on-line database and evaluated to meet our established guidelines to ensure that all sample batches pass industry best practice for analytical quality control. Certified reference materials are considered acceptable if values returned are within three standard deviations of the certified value reported by the manufacture of the material. In addition to the certified reference material, certified blank material is included in the sample stream to monitor contamination during sample preparation. Blank material results are assessed based on the returned gold result being less than ten times the quoted lower detection limit of the analytical method. The results of the on-going analytical quality control program are evaluated and reported to Gold X2 by Orix Geoscience Inc.

Qualified Person

Peter Flindell, PGeo, MAusIMM, MAIG, Chief Operating Officer, of the Company, and a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has approved the scientific and technical information contained in this news release.

Mr. Flindell has verified the data disclosed. To verify the information related to the winter drill program at the Moss Gold Project, Mr. Flindell has visited the property several times; discussed and reviewed logging, sampling, bulk density, core cutting and sample shipping processes with responsible site staff; discussed and reviewed assay and QA/QC results with responsible personnel; and reviewed supporting documentation, including drill hole location and orientation and significant assay interval calculations. He has also overseen the Company's health and safety policies in the field to ensure full compliance and consulted with the Project's host indigenous communities on the planning and implementation of the drill program, particularly with respect to its impact on the environment and the Company's remediation protocols.

About Gold X2 Mining

Gold X2 is a growth-oriented gold company focused on delivering long-term shareholder and stakeholder value through the acquisition and advancement of primary gold assets in tier-one jurisdictions. It is led by the ex-global head of structural geology for the world's largest gold company and backed by one of Canada's pre-eminent private equity firms. The Company's current focus is the advanced stage 100% owned Moss Gold Project which is positioned in Ontario, Canada, with direct access from the Trans-Canada Highway, hydroelectric power near site, supportive local communities and skilled workforce. The 2026 updated NI 43-101 mineral resource estimate ("MRE") for the Moss and East Coldstream Deposits has expanded to 2.458 million ounces of Indicated gold resources at 1.04 g/t Au, contained within 73.8 million tonnes and 4.209 million ounces of Inferred gold resources at 0.97 g/t Au contained within 134.7 million tonnes. The Moss Deposit also has a silver MRE of 3.160 million ounces of indicated silver resources at 1.53 g/t Ag contained within 64.3 Mt and 6.273 million ounces of inferred silver resources at 1.55 g/t Ag contained within 125.9 Mt. Results of a preliminary economic assessment ("PEA") of the Moss Gold Project suggest the potential for the deposit to support a long-life mining operation with a strong production profile and low production costs. The MRE and PEA are supported by a NI 43-101 technical report for the Moss Gold Project available on the Company's website and under the Company's issuer profile on SEDAR+. For more information, please visit SEDAR+ (www.sedarplus.ca) and the Company's website (www.goldx2.com).

For More Information - Please Contact:

Michael Henrichsen

President, Chief Executive Officer and Director

Gold X2 Mining Inc.

E: mhenrichsen@goldx2.com

W: www.goldx2.com

T: 1-604-404-4335

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release contains statements that constitute "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements, or developments to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "potential" and similar expressions, or that events or conditions "will," "would," "may," "could" or "should" occur. Forward-looking statements in this news release include, among others, statements relating to expectations regarding the exploration and development of the Moss Gold Project; the potential mineralization at the Moss Gold Project based on the winter drill program, including the potential for additional mineral resources; the enhancement of the Moss Gold Project; statements regarding the Company's future drill plans, including the expected benefits and results thereof; the potential for resource growth at Moss and the fact that the results have the potential to significantly impact the economic performance of the deposit moving forward; the potential for a much larger mineralized system and that it will be pursued in the near future through additional drilling; and other statements that are not historical facts.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors and risks include, among others: uncertainty and variation in the estimation of mineral resources; risks related to exploration, development, and operation activities; exploration and development of the Moss Gold Project will not be undertaken as anticipated; the Company may require additional financing from time to time in order to continue its operations which may not be available when needed or on acceptable terms and conditions acceptable; the economic performance of the deposit may not be consistent with management's expectations; the Company's exploration work may not deliver the results expected; the fluctuating price of gold; unknown liabilities in connection with acquisitions; compliance with extensive government regulation; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; domestic and foreign laws and regulations could adversely affect the Company's business and results of operations; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; the Company's limited operating history; intervention by non-governmental organizations; outside contractor risks; the stock markets have experienced volatility that often has been unrelated to the performance of companies and these fluctuations may adversely affect the price of the Company's securities, regardless of its operating performance; and other risks associated with executing the Company's objectives and strategies as well as those risk factors discussed in the Company's continuous disclosure documents filed under the Company's SEDAR+ profile at www.sedarplus.ca.

The forward-looking information in this news release is based on management's reasonable expectations and assumptions as of the date of this news release.  Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the future price of gold; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development and mining activities; prices for energy inputs, labour, materials, supplies and services; the timing and results of drilling programs; mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; the timely receipt of required approvals and permits; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; that the Company's activities will be in accordance with the Company's public statements and stated goals; that the Company's exploration work will deliver the results expected; and that there will be no material adverse change or disruptions affecting the Company or its properties.

The forward-looking information contained in this news release represents the expectations of the Company as of the date of this news release and, accordingly, is subject to change after such date. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.